Exhibit 5.2

August 9, 2024

Reference:191296/1

Xenon Pharmaceuticals Inc.

200 – 3650 Gilmore Way

Burnaby, BC V5G 4W8

Canada

RE: At-the-Market Equity Offering Program of Xenon Pharmaceuticals Inc.

We have acted as Canadian counsel to Xenon Pharmaceuticals Inc. (the “Company”), a corporation continued under the federal laws of Canada, in connection with the offer and sale by the Company of up to US$350,000,000 of common shares in the capital of the Company (the “Shares”) pursuant to a Registration Statement on Form S-3 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), and the two prospectuses included in the Registration Statement: (i) the base prospectus (the “Base Prospectus”), and (ii) the sales agreement prospectus related to the Shares (together with the Base Prospectus, the “Prospectus”).

The offer and sale of the Shares is being made pursuant to that certain at-the-market equity offering sales agreement (the “Sales Agreement”), dated as of August 6, 2020, as amended March 1, 2022, by and between the Company, Jefferies LLC and Stifel, Nicolaus & Company, Incorporated.

In connection with giving this opinion, we have examined the Registration Statement (including exhibits thereto) and the Prospectus. We have also examined originals, certified or otherwise identified to our satisfaction, of such public and corporate records, certificates, instruments and other documents as we have considered necessary in order to express the opinion set out below. With respect to the accuracy of factual matters material to this opinion, we have relied upon certificates or comparable documents and representations of public officials and of officers and representatives of the Company.

In giving this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies, certified or otherwise identified to our satisfaction. We have also considered such questions of law as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed.

The opinion expressed herein is limited to matters governed by the laws of the Province of British Columbia and the laws of Canada applicable therein in effect on the date hereof. We express no opinion with respect to the laws of any other jurisdiction.

Based and relying upon and subject to the foregoing, we are of the opinion that the offer and sale of the Shares has been duly authorized by the Company and, when the Shares are issued and paid for in accordance with the terms of the Sales Agreement, the Shares will be validly issued, fully paid and non-assessable shares in the capital of the Company.

We hereby consent to the reference to our firm under the caption “Legal Matters” in the Prospectus and to the filing of this opinion letter as an exhibit to the Registration Statement.

This opinion is effective as at the date hereof and is based upon laws in effect and facts in existence as at the date hereof. We express no opinion as to the effect of future laws or judicial decisions on the subject matter hereof, nor do we undertake any duty to modify this opinion to reflect subsequent facts or developments concerning the Company or developments in the law occurring after the date hereof.

Yours truly,

/s/ Blake, Cassels & Graydon LLP